Mail Stop 3010

April 5, 2010

Mr. David N. Walker
Chief Financial Officer
Maximus, Inc.
11419 Sunset Hills Road
Reston, VA 20190

>   **Re: Maximus, Inc.**
>   **Form 10-K for the fiscal year ended September 30, 2009**
>   **File No. 1-12997**

Dear Mr. Walker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 19

1. We note your disclosure in this section and earlier in the Business section on page 11 regarding your revenue backlog. Please tell us how the company's significant amount of backlog impacts its results of operations and liquidity. Please also include this disclosure in future filings.

Financial Statements

9. Credit Facilities, page 51

2. We note your disclosure of performance bond commitments. Please describe the general nature and key terms of these commitments.

13. Shareholders' Equity, page 55

3. We note you corrected an error related to stock-based compensation expense. Please tell us how you have complied with ASC 250.

14. Commitments and Contingencies, page 58

4. In connection with the Texas Health and Human Services Commission ("HHSC") settlement, you agreed to provide future services to HHSC valued at $10 million. Please tell us how you have accounted for this portion of the settlement. Within your response, reference the authoritative accounting literature management relied upon.

Proxy Statement on Schedule 14A

Summary Compensation Table, page 25

5. We note your references to pre-codification GAAP in the footnotes. In future filings, please reference the new Accounting Standards Codification.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Tom Kluck, Branch Chief at (202) 551-3233 with regard to legal comments.

Sincerely,

Jennifer Monick
Senior Staff Accountant